3225 McLeod Drive, Suite 100

Las Vegas, Nevada 89103

(805) 643-4256

November 20, 2015

VIA EDGAR

Emily Drazan – Staff Attorney

Celeste M. Murphy – Legal Branch Chief

Larry Spirgel – Assistant director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

KisnerJ@SEC.GOV

RE: Music of Your Life, Inc. (the “Registrant”)

Registration Statement on Form S-1

Filed October 9, 2015

File No. 333-207352

Dear Mesdames Drazan and Murphy and Messr. Spirgel:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on October 9, 2015 (Accession No. 0001391609-15-000240). This request is due to the Companies requirement to be on the OTCQB prior to filing this Registration Statement. No securities were sold in connection with the offering.

If you have any questions, or require anything further regarding the request, please contact John Thomas at (801) 816-2536.

Very truly yours,

/s/ Marc Angell

Marc Angell, CEO